SHAREHOLDERS OF ASIA SPECIAL SITUATION ACQUISITION CORP.
APPROVE ACQUISITIONS OF INSURANCE COMPANIES
AND INVESTMENT FUND ASSETS AND OTHER PROPOSALS

NEW YORK—(BUSINESS WIRE) – January 19, 2010, Asia Special Situation Acquisition Corp. (“ASSAC”) (NYSE Amex: CIO) today announced that at its Extraordinary General Meeting of Shareholders, held January 19, 2010, shareholders approved the acquisitions of three insurance companies and the consolidation of approximately $650.0 million of net assets of a series of investment funds.    The transactions are expected to be consummated on or before January 22, 2010.

At the Extraordinary General Meeting of Shareholders, ASSAC’s shareholders also approved the following related proposals: (i) the repurchase of ASSAC ordinary shares from, or entry into one or more purchase or similar agreements with, any one or more of our shareholders in connection with the acquisition and related transactions, (ii) the issuance of ordinary shares, preferred shares, options, warrants and/or convertible securities in connection with the acquisition and related transactions, (iii) an increase in the number of authorized ordinary shares to 350,000,000 and an increase in the number of authorized preferred shares to 10,000,000, (iv) the election of Dr. Gary Hirst, Arie Jan van Roon, Leonard de Waal, Arie Bos, Keith Laslop, Marshall Manley, Michael Kantor and Jack Doueck as members of the board of directors of ASSAC, (v) an amendment to the amended and restated articles and memorandum of association to change the name of ASSAC from “Asia Special Situation Acquisition Corp.” to “GEROVA Financial Group, Ltd.” and (vi) the adoption of the Second Amended and Restated Memorandum and Articles of Association of ASSAC, which among other things: (a) provides for perpetual existence; (b) provides for the election of directors to serve for staggered three year terms; and (c) removes other blank check company restrictions.

About Asia Special Situation Acquisition Corp.

Asia Special Situation Acquisition Corp is a special purpose acquisition company formed in 2007 originally for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets that is either located in Asia (which, for this purpose includes Australia), provides products or services to consumers located in Asia or invests in Asia.  The Company’s initial public offering (“IPO”) of units was consummated on January 23, 2008, raising net proceeds of approximately $115.0 million (which includes the proceeds of a private placement of 5,725,000 warrants for $5.725 million to its sponsor), of which $115.0 million of net proceeds was placed in a trust account immediately following the IPO. Each unit was sold to the public at $10.00, and is composed of one share of Company ordinary share and one warrant with an exercise price of $7.50.

 Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding ASSAC and the transactions. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, which are based upon the current beliefs and expectations of the management of ASSAC, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the Forward-Looking Statements: (i) ASSAC’s ability to complete its proposed business combination with the target companies or assets within the specified time limits; (ii) officers and directors allocating their time to other businesses or potentially having conflicts of interest with the three insurance companies and two unaffiliated families of hedge funds (collectively, the “Target Entities”); (iii) success in retaining or recruiting, or changes required in, ASSAC’s officers, key employees or directors following the transactions; (iv) the potential liquidity and trading of ASSAC’s public securities; (iv) ASSAC’s revenues and operating performance; (vi) changes in overall economic conditions; (vii) anticipated business development activities of the ASSAC following consummation of the transactions described above; (viii) risks and costs associated with regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002); (ix) delisting of ASSAC’s securities from the NYSE Amex following consummation of the transactions; and (x) other relevant risks detailed in ASSAC’s filings with the Securities and Exchange Commission (“SEC”) and those factors listed in ASSAC’s definitive proxy statement filed as an exhibit to a Form 6-K on January 7, 2010 (the “Proxy Statement”) under “Risk Factors”.  The information set forth herein should be read in light of such risks. Neither the Company nor any of the Target Entities assume any obligation to update the information contained in this release.

Additional Information and Where to Find It

This press release is being made pursuant to and in compliance with Rules 145, 165 and 425 of the Securities Act of 1933, as amended, and does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. On January 7, 2010, ASSAC filed with the SEC a Form 6-K which included as an exhibit the Proxy Statement mailed on January 8, 2010, to shareholders of record as of January 4, 2010.  The Company’s shareholders and other interest parties are advised to read the Proxy Statement and other documents filed with the SEC because these documents contain important information about ASSAC, the Target Entities and the transactions.

Contacts:
Richard Stern
Stern & Co.
212 888-0044
richstern@sternco.com